YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

VAST RENEWABLES LIMITED

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on November 26, 2024.

 **INTERNET –**
www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

 **MAIL –** Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

Please mark your votes like this

PROXY FORM

1. The member

_____
(please print the full name of the individual or entity that is the Vast member)

of_____
(please print the address of the individual or entity that is the Vast member)

referred to in this proxy form as "**Member**" is a member of Vast and is entitled to attend and vote at the general meeting of Vast to be held on **Wednesday, 27 November 2024 at 7:30am (Australian Eastern Daylight Time).**

2. Appointment of proxy

The Member hereby appoints the following to act as its proxy:

☐ The Chair,
   or

☐ The following:

_____
(please print name and address of proxy)

3. Powers of Proxy

The Proxy may:
(a) attend, vote and act generally on behalf of the Member at the general meeting and any adjournment of that meeting; and
(b) consent to short notice of the meeting or any adjournment.

4. Manner of voting by proxy

Note: You must mark one of the following boxes.

I:

direct my proxy to vote in the manner as set out in the table in section 5. ☐

do not wish to direct a proxy how to vote but wish to permit my proxy to vote as my proxy thinks fit. ☐

5. Direction to vote

My proxy is authorised to vote as follows:

	FOR	AGAINST	ABSTAIN
1. That Craig Wood, who ceases to hold office in accordance with Rule 10.2 of the Constitution and, being eligible, offers himself for election, be elected a Director.	☐	☐	☐
2. That Colin Richardson, who ceases to hold office in accordance Rule 10.2 of the Constitution and, being eligible, offers himself for election, be elected a Director.	☐	☐	☐
3. That William Restrepo, who ceases to hold office in accordance with Rule 10.2 of the Constitution and, being eligible, offers himself for election, be elected a Director.	☐	☐	☐

Please note, if you tick "do not wish to direct a proxy how to vote" but direct your proxy how to vote by completing the above table it will be interpreted as you wish to direct your proxy.

CONTROL NUMBER

_____

Signature_____Signature, if held jointly_____ Date_____, 2024.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

**Important Notice Regarding the Availability of Proxy Materials for
the Annual Meeting of Stockholders to be held on Wednesday, November 27, 2024**

**The Notice of Annual General Meeting and Explanatory Memorandum
and our 2024 Financial Statements to Stockholders are available at
https://investors.vast.energy/events-and-presentations/events/event-details/2024/Vast-2024-AGM/default.aspx**

6. Key contact

Please provide the following contacts details of the Member:

Contact name: _____

Contact telephone: _____

Contact email: _____

Instructions to Members

1. Member's name and address
This should be the same as it appears on Vast's register of members. If the Member's address has changed then please let us know of the change and we will update the register.

2. Appointment of proxy
The Member may appoint:
(a) any person or another member of Vast to act as its proxy, with the Chair to act as its proxy if the chosen proxy does not attend the meeting; or
(b) the Chair to act as the Member's proxy.
Please complete the details of your proxy. If you return this form but fail to nominate a proxy, then the chair will act as your proxy.

If you are entitled to cast two or more votes at the Meeting, you are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company's securities registry or you may copy this form.
To appoint a second proxy, you must:
(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and
(b) return both forms together in the same envelope.

3. Directing the proxy on how to vote
If you wish to instruct your proxy how to vote, then you will need to:
(a) insert an X into the first box in section 4 of the form, headed "Manner of voting by proxy"; and
(b) indicate how the proxy is to vote by filling out the table set out in section 5 of the form, headed "Direction to vote". Otherwise, your proxy may vote as they think fit or abstain from voting.

In directing your proxy how to vote, you may direct them to vote for or against the resolution, or not vote at all, by marking the box called "abstain".
If you tick "do not wish to direct a proxy how to vote" but direct your proxy how to vote in section 5 of the form, it will be interpreted as you wish to direct your proxy.

4. Signing this form
This proxy form must be signed as follows:
(a) Individuals: This form is to be signed by the Member.
(b) Entities: This form must be signed by a director or other authorised representative of the Member.
(c) Joint holding: where the holding is in more than one name, all the Members should sign.

5. Returning this form and enquiries
If you wish to appoint a proxy by completing and returning this form (as opposed to online) the Member must:
(a) fill out the proxy form;
(b) ensure it is properly signed; and
(c) return the signed proxy form in the postage-paid envelope provided and email the scanned form by 7:30am (Australian Eastern Daylight Time) Monday, 25 November 2024 to *general.counsel@vast.energy*.
If the proxy has been signed by an attorney or corporate representative, then as well as returning the proxy form to Vast, the Member must at the same time give Vast either:
(a) the document which appoints the attorney or corporate representative; or
(b) a certified copy of it.

6. Enquiries
For any enquiries, please email the Company Secretary at general.*counsel@vast.energy*.